SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULES 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                                February 4, 2004


                              VEOLIA ENVIRONNEMENT
             (Exact name of registrant as specified in its charter)


                              36-38, avenue Kleber
                               75116 Paris, France
                    (Address of principal executive offices)


          (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

                              Form 20-F  X   Form 40-F
                                        ---            ---

          (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):____

          (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):____

          (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                   Yes     No  X
                                       ---    ---

          (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

VEOLIA Environnement Logo
                                                       PARIS, FEBRUARY 4TH, 2004

                                  PRESS RELEASE
            (unaudited data according to French accounting standards)


    Revenue growth at constant exchange rates of 5.3% to (euro)28.4 billion, excluding assets sold in 2002 and 2003( 1)




----------------------------  ---------------  ----------------  --------------  --------------  -------------  ------------
                               At Dec. 31,       At Dec. 31,       Variation       Internal        External      Impact of
          Revenue                  2003             2002           2003/2002        growth          growth       exchange
                               (in(euro)m)       (in(euro)m)                                                        rate
                                                                                                                fluctuations
----------------------------  ---------------  ----------------  --------------  --------------  -------------  ------------
 Excl. assets sold in 2002        28,418           28,073            +1.2%           +5.6%          -0.3%          -4.1%
         and 2003
----------------------------  ---------------  ----------------  --------------  --------------  -------------  ------------
  Assets sold in 2002 and
         2003 (1)                  185              2,006           -90.8%
----------------------------  ---------------  ----------------  --------------
    Consolidated total            28,603           30,079            -4.9%
----------------------------  ---------------  ----------------  --------------


Revenue excluding assets sold in 2002 and 2003 came to (euro)28,418 million, a 5.3% increase at constant exchange rates. Revenue outside France, excluding assets sold in 2002 and 2003, was (euro)15,389 million, or 54% of total revenue.

The negative impact of exchange rates, totaling (euro)1,157 million, is attributable mainly to variation in the dollar ((euro)740 million, with the average rate of the dollar versus the euro at 1.1418 in 2003 compared with
0.9483 in 2002). The impact of variation in the pound sterling and Latin American currencies totaled (euro)182 million and (euro)92 million, respectively. Internal growth excluding assets sold in 2002 and 2003 was 5.6%.

The revenue from assets sold in 2002 and 2003(1) came to (euro)185 million at December 31, 2003 compared with (euro)2,006 million at December 31, 2002.

The total consolidated revenue of the group came to (euro)28,603 million in 2003 compared with (euro)30,079 million in 2002.


------------
(1)   Excluding assets sold in 2002 and 2003" is defined as follows:
      non-core businesses of USFilter (Filtration & Separation, Plymouth and Distribution US) and Bonna Sabla in France, all sold in 2002, and Surface Preparation Corp. sold in 2003.
      Revenue from Everpure, which is included for the whole of 2003, is not classified in this category.

WATER (1)

------------------------  --------------------  ----------------  ----------------  ---------------  ----------------
   At Dec. 31, 2003        At Dec. 31, 2002        Variation          Internal         External        Impact of
     (in(euro)m)              (in(euro)m)          2003/2002           growth           growth        exchange rate
                                                                                                      fluctuations
------------------------  --------------------  ----------------  ----------------  ---------------  ----------------
        11,155                  11,288               -1.2%             +3.9%            -0.3%             -4.7%
------------------------  --------------------  ----------------  ----------------  ---------------  ----------------

(1) excluding assets sold in 2002 and 2003.

 o In France, good year-on-year revenue growth of 4.2% was achieved, benefiting from the weather conditions over the course of the summer in 2003.

 o Outside France, excluding the United States and Latin America (Proactiva), growth of over 14% was registered, due principally to expansion in Continental Europe, North Africa and Asia, as well as a satisfactory rise in revenue from existing contracts.

 o In dollars, USFilter's revenue (excluding assets sold in 2002 and 2003) rose 4.6%, driven by an increase in revenue of approximately 10% from the services business (contribution of the Indianapolis contract). Revenue from equipment sales increased slightly. In Latin America, where the company is present through Proactiva, its joint venture company with FCC, the company has limited its water activity with revenue of (euro)34 million in 2003 compared with (euro)145 million in 2002, due to the end of certain contracts.

 o Overall revenue growth for the water division continued to be affected by the decline in revenue of approximately 8.4% for the year at Veolia Water Systems, corresponding to the increased selectivity in construction projects.


WASTE MANAGEMENT

------------------------  --------------------  ----------------  ----------------  ---------------  ----------------
   At Dec. 31, 2003        At Dec. 31, 2002        Variation          Internal         External        Impact of
     (in(euro)m)              (in(euro)m)          2003/2002           growth           growth        exchange rate
                                                                                                      fluctuations
------------------------  --------------------  ----------------  ----------------  ---------------  ----------------
         5,972                   6,139               -2.7%             +4.1%            +0.2%             -6.9%
------------------------  --------------------  ----------------  ----------------  ---------------  ----------------

 o In France, internal revenue growth of nearly 4% was due to a satisfactory level of business activity in industrial waste management and incineration.

 o Outside France, total revenue growth was 4.2% at constant exchange rates. Northern Europe posted a satisfactory increase due, among other elements, to the many contracts won in the UK at the end of 2002. In the United States, the solid waste and incineration businesses recorded significant growth.


ENERGY SERVICES

------------------------  --------------------  ----------------  ----------------  ---------------  ----------------
   At Dec. 31, 2003        At Dec. 31, 2002        Variation          Internal         External        Impact of
     (in(euro)m)              (in(euro)m)          2003/2002           growth           growth        exchange rate
                                                                                                      fluctuations
------------------------  --------------------  ----------------  ----------------  ---------------  ----------------
         4,654                   4,571               +1.8%             +5.4%            -2.2%             -1.4%
------------------------  --------------------  ----------------  ----------------  ---------------  ----------------

Internal revenue growth for energy services was 5.4%.

 o In France, internal revenue growth totaled approximately 3.0%. The heating management business benefited from changes in tariffs and favorable weather conditions. However, growth was adversely affected by the level of business for repairs and maintenance.

 o Outside France, internal revenue growth was 9.2%. Growth in Central Europe reached 13.6% due to the full-year impact of new contracts (Lithuania, Poland...), as well as favorable weather conditions in the first quarter. In Southern Europe, revenue increased 14.5%, notably in Italy, due to the start of operations of many new contracts won.


TRANSPORTATION

------------------------  --------------------  ----------------  ----------------  ---------------  ----------------
   At Dec. 31, 2003        At Dec. 31, 2002        Variation          Internal         External        Impact of
     (in(euro)m)              (in(euro)m)          2003/2002           growth           growth        exchange rate
                                                                                                      fluctuations
------------------------  --------------------  ----------------  ----------------  ---------------  ----------------
         3,673                   3,422               +7.3%             +9.4%            +1.1%             -3.1%
------------------------  --------------------  ----------------  ----------------  ---------------  ----------------

 o In France, internal revenue growth of nearly 5% was due to the good level of business activity, principally in urban transportation.

 o Outside France, the 12% rise at constant exchange rates was attributable to the Northern and Eastern Europe region, driven by developments in Germany, Slovenia, Sweden and Belgium. In the United States, revenue more than doubled, benefiting from the impact of the Boston contract, which began on July 1, 2003. Revenue generated outside France included the South Eastern rail license in the UK until November 7, 2003. Excluding that concession, revenue increased 16% at constant exchange rates.


FCC (*)

------------------------  --------------------  ----------------  -----------------  ---------------  --------------
    At Dec. 31, 2003        At Dec. 31, 2002        Variation          Internal         External        Impact of
      (in(euro)m)             (in(euro)m)           2003/2002           growth           growth       exchange rate
                                                                                                      fluctuations
------------------------  --------------------  ----------------  -----------------  ---------------  --------------
         2,965                   2,653              +11.7%             +11.9%            +0.8%            -1.0%
------------------------  --------------------  ----------------  -----------------  ---------------  --------------

(*) Figures reflect VE's consolidated 49% share of FCC's revenue

Internal growth of nearly 12% at constant exchange rates was due to:

 o   new contracts in municipal and environmental services,

 o commercial successes of FCC in construction, especially infrastructure projects.

                                   o o
                                    o

Over the course of the past few months, Veolia Environnement has continued its growth strategy, winning many new contracts both in municipal services (50-year contract with Shenzhen in China for the water sector, a new rail concession in northern Germany for the transportation sector), as well as industrial services (10 year outsourcing contract with PSA in France, 12-year outsourcing contract with the industrial paper manufacturer Pigna in Italy).

These new contracts strengthen the visibility of Veolia Environnement's revenue and cash flows and its leadership position in environmental services. They support the company's objectives for growth, profitability and financial balance.


Important Disclaimer:
Veolia Environnement is a corporation listed on the NYSE and Euronext Paris. This press release contains "forward-looking statements" within the meaning of the provisions of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from the forward-looking statements as a result of a number of risks and uncertainties, many of which are outside our control, including but not limited to: the risk of suffering reduced profits or losses as a result of intense competition, the risk that changes in energy prices and taxes may reduce Veolia Environnement's profits, the risk that governmental authorities could terminate or modify some of Veolia Environnement's contracts, the risk that Veolia Environnement's compliance with environmental, health and safety laws and regulations may become more costly in the future and Veolia Environnement may incur liability under these laws and regulations, and the risk that currency exchange rate fluctuations may negatively affect Veolia Environnement's financial results and the price of its shares, as well as the risks described in the documents Veolia Environnement has filed with the U.S. Securities and Exchange Commission. Veolia Environnement does not undertake, nor does it have, any obligation to provide updates or to revise any forward-looking statements. Investors and security holders may obtain a free copy of documents filed by Veolia Environnement with the U.S. Securities and Exchange Commission from Veolia Environnement.


  Analyst and institutional investor contact: Nathalie Pinon +33 1 71 75 01 67



             US investor contact: Brian Sullivan +(1) 941 362 24 35



                  Press release also available on our web site:
                     http//veoliaenvironnement-finance.com

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:  February 4, 2004

                                           VEOLIA ENVIRONNEMENT


                                           By:  /s/ Jerome Contamine
                                               ---------------------------------
                                                Name: Jerome Contamine
                                                Title:   Chief Financial Officer